J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

January 3, 2022

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartica Acquisition Corp (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-261094)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Cartica Acquisition Corp that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on January 4, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Securities Act, the undersigned advise that as of the date hereof, as many copies of the preliminary prospectus dated December 20, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, as representative of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

Acting on behalf of themselves and the Underwriters

J.P. Morgan Securities LLC

By:	/s/ Stan Bluzer
Name:	Stan Bluzer
Title:	Executive Director

[Signature Page to Acceleration Request Letter]